 As filed with the Securities and Exchange Commission on June 23, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES
UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-157796-01

Deutsche Telekom International Finance B.V.
(Exact name of registrant as specified in its charter)

HERENGRACHT 124-128
1015 BT AMSTERDAM
THE NETHERLANDS
+31 20 794 4500
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$500,000,000 5.375% Notes due March 23, 2011
$1,250,000,000 5.25% Notes due July 22, 2013
$650,000,000 5.875% Notes due August 20, 2018
$750,000,000 4.875% Notes due July 8, 2014
$1,000,000,000 5.75% Notes due March 23, 2016
$850,000,000 6.75% Notes due August 28, 2018
$750,000,000 6.000% Notes due July 8, 2019
$3,500,000,000 8.25% Notes due June 15, 2030
$500,000,000 9.25% Notes due June 1, 2032
GBP 300,000,000 7.125% Notes due June 15, 2030
EUR 750,000,000 6.625% Notes due July 6, 2010
EUR 2,000,000,000 8.125% Notes due May 29, 2012

(Title of each class of securities covered by this Form)

 Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☐	Rule 12h-6(d) (for successor registrants) ☐

Rule 12h-6(c) (for debt securities)	☒	Rule 12h-6(i) (for prior Form 15 filers) ☐

Part I

Item 1:                      Exchange Act Reporting History

A.           Deutsche Telekom International Finance B.V. first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) in June 2000, when it first registered securities under the Securities Act of 1933, as amended (the “Securities Act”).

B.           Deutsche Telekom International Finance B.V. has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding rules of the Securities and Exchange Commission for the 12 months preceding the filing of this Form 15F. Deutsche Telekom International Finance B.V. is permitted to omit financial statements by Rule 3-10 of Regulation S-X and is, therefore, exempt from the requirements of Section 13(a) and 15(d) of the Exchange Act pursuant to Rule 12h-5 of the Exchange Act.

Item 2:                      Recent United States Market Activity

Subject to the exceptions set forth in Instruction 1 to this Item, Deutsche Telekom International Finance B.V. last sold securities in the United States in a registered offering under the Securities Act on June 22, 2009 when it sold US$750,000,000 of 4.875% Notes and US$750,000,000 of 6.000% Notes, under the automatic shelf registration statement on Form F-3 filed with the Securities and Exchange Commission on March 10, 2009. On June 23, 2010, Deutsche Telekom AG and Deutsche Telekom International Finance B.V. filed a post-effective amendment to this automatic shelf registration statement terminating the registration of the unsold securities registered thereon.

Item 3:                      Foreign Listing and Primary Trading Market

 Not applicable.

Item 4:                      Comparative Trading Volume Data

Not applicable.

Item 5:                      Alternative Record Holder Information

Not applicable.

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Item 6:                      Debt Securities

As of June 23, 2010, the following debt securities of Deutsche Telekom International Finance B.V. (the “Notes”) are outstanding.

Notes	Number of record holders

$500,000,000 5.375% Notes due March 23, 2011	51
$1,250,000,000 5.25% Notes due July 22, 2013	72
$650,000,000 5.875% Notes due August 20, 2013	35
$750,000,000 4.875% Notes due July 8, 2014	57
$1,000,000,000 5.75% Notes due March 23, 2016	73
$850,000,000 6.75% Notes due August 20, 2018	42
$750,000,000 6.000% Notes due July 8, 2019	42
$3,500,000,000 8.75% Notes due June 15, 2030	78
$500,000,000 9.25% Notes due June 1, 2032	42

The number of record holders of these Notes on a worldwide basis was determined on the basis of the records of the Depository Trust Company as of March 15, 2010.

Notes	Number of record holders

GBP 300,000,000 7.125% Notes due June 15, 2030	56

The number of record holders of these Notes on a worldwide basis was determined on the basis of the records of Euroclear and Clearstream as of March 26, 2010.

Notes	Number of record holders

EUR 750,000,000 6.625% Notes due July 6, 2010	8
EUR 2,000,000,000 8.125% Notes due May 29, 2012	21

The number of record holders of these Notes who were United States residents was determined as of April 14, 2010. Deutsche Telekom International Finance B.V. relied on the services of Bondholder Communications Group, an independent information service provider, to determine these numbers.

Item 7:                      Notice Requirement

A.           Deutsche Telekom International Finance B.V. published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on May 17, 2010.

B.           Deutsche Telekom International Finance B.V. disseminated this release through Business Wire in the United States.  Deutsche Telekom International Finance B.V. submitted a copy of the notice to the Securities and Exchange Commission under cover of a Form 6-K on May 17, 2010.

Item 8:                      Prior Form 15 Filers

Not applicable.
Part II

Item 9:                      Rule 12g3-2(b) Exemption

Deutsche Telekom AG will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at http://www.telekom.com.

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Part III

Item 10:                      Exhibits

None.

Item 11:                      Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Deutsche Telekom International Finance B.V. has duly authorized the undersigned persons to sign on its behalf this certification on Form 15F. In so doing, Deutsche Telekom International Finance B.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Deutsche Telekom International Finance B.V.

Date: June 23, 2010 By: /s/ Stephan Wiemann Name: Stephan Wiemann Title: Managing Director

By: /s/ Robin Sheridan Name: Robin Sheridan Title: Managing Director